EXHIBIT 10.1
November 25, 2008
Revised
Mr. Kenneth F. Khoury
894 Wescott Lane
Atlanta, Georgia 30319
Dear Ken:
I am pleased to extend our offer of employment to you on the following terms:
You will be appointed Executive Vice President, General Counsel reporting to me. Your duties will include, but not be limited to, overseeing all legal work for the Company, including supervising the Legal Department staff and monitoring outside counsel.
Your first day of employment will be January 5, 2009 and will begin with a New Employee Orientation at 8:30 a.m. Please report to Suite 1200 of NorthPark Building 400 (12th Floor) between 8:00 a.m. and 8:30 a.m.
Your salary will be $400,000 per year, paid semi-monthly. You will participate in the Discretionary Bonus Plan for FY2009 (October 1, 2008 through September 30, 2009). The performance goals for that plan are currently being formulated and will address achievement levels of numeric business metrics and individual goals. The Discretionary Plan does not identify a target bonus for participants, but instead is based upon levels of achievement for the performance goals. Any bonus payment will be prorated for employment during the FY. Please note that amounts calculated under the bonus program can be increased or decreased by the Compensation Committee of the Board of Directors. In addition, the bonus program is subject to change and bonuses are not guaranteed. It is important to note that no bonus is earned until the date paid and you must be an active employee on that date to be eligible to receive a bonus.
The Compensation Committee of the Board of Directors grants equity awards from time to time. Previously, the Committee has awarded restricted stock and stock-settled stock appreciation rights. At this time, equity grants are prohibited for executives at your level. However, after that prohibition has been lifted you will be eligible to receive grants at the sole discretion of the Compensation Committee.
Each January 1st, you will be granted four (4) weeks of vacation.

Upon employment, you will be provided with a Change in Control agreement. The Company’s Amended and Restated Employment Agreement, more commonly referred to as our “Change in Control Agreement”, is intended to provide you with protection should there be an acquisition or material change in the organization of the Company. A copy is enclosed.
The By-Laws of the Company provide for indemnification of specific officers, including executive vice-presidents. However, due to certain recent decisions interpreting by-laws under Delaware law and to protect certain officers against future changes to the Company’s By-Laws, the Board has decided to provide Indemnity Agreements to certain officers to provide a contractual indemnification right in addition to the By-Laws. As an executive vice-president you are entitled to such an Indemnity Agreement. A copy is enclosed.
You will be eligible to participate in the Deferred Compensation Plan. You will receive materials directly from MullinTBG, our record keeper.
Executives at this level have a stock ownership requirement to accumulate 3.0 times base salary over a four (4) year period. However, the program has been deferred for FY 2009. You are eligible to defer a portion of your bonus via the Corporate Management Stock Purchase Program to buy restricted stock units at a 20% discount. This is one way in which you can accumulate BZH stock. This program was suspended for 2008 and has been suspended for FY 2009.
If elected, medical, dental, vision and life insurance will begin on the first of the month following 30 days of employment. You have 30 days from your date of hire to enroll. Life insurance coverage is one times base annual salary and will be paid by the Company. Medical and dental coverage are at a cost supplemented by the Company. You are considered a highly paid employee for purposes of health care coverage premiums. Your contribution will be 10% higher than that of non-highly paid employees. Vision, supplemental life and AD&D coverage are at employee expense. Details are available now upon request and will also be provided upon employment.
On the first of the month following 30 days of employment and age 21, you will automatically be enrolled in our 401(k) Plan at a deferral rate of 4%, which will be invested in the age-appropriate Fidelity Freedom Fund. Your deferral rate will be automatically increased in 1% increments beginning January 1, 2010, and continuing until reaching 6%. You may call Fidelity or go on-line to elect any other percentage or investment, or to stop this automatic enrollment.

This offer of employment is contingent upon your satisfactory completion of a pre-employment drug test. Enclosed is a form for you to take to any area Quest Diagnostics lab. Call 800-877-7484 to find a location near you. You must complete the drug screen no later than
December 8, 2008.
This offer is also contingent upon the satisfactory results of a background check which will include but not be limited to a review of your Department of Motor Vehicles, criminal and credit history records. Please complete the following forms and return them via facsimile to Jennifer Jones at fax# (770) 698-0463 no later than December 8, 2008. In addition, return the original of each of these forms by U.S. Mail or hand delivery as soon as possible.
•	Employment Application
•	Pre-Application Information Releases
•	Consumer Report and Investigative Consumer Report Disclosure and Authorization
You shall work only in the interests of the Company and shall not engage in, or have any interest in, any other business without the prior written consent of the Company. All Company matters shall be treated as private and confidential.
Beazer Homes classifies all employees as “regular” after 90 days of employment with the Company. The 90-day assessment period provides an opportunity for you to demonstrate your ability, interest, and skill required by your job assignment. During this period, either you or the Company may decide to terminate employment without giving a reason and with no adverse effect on your record. This provision does not affect the employee’s or employer’s right to terminate employment at any time for good cause or no cause whatsoever. Your 90-day assessment period review will occur on or before the ninetieth day after employment begins.
This offer letter is not intended to create a contract of employment. Your employment is at will. Either you or the Company may terminate this employment relationship at any time, for any reason with or without cause. No one has the authority to change this relationship except as specifically documented in writing and signed by the President of Beazer Homes USA, Inc. No other commitments have been made.

Employment with Beazer Homes is subject to the terms and procedures of the Beazer Homes RCB (Resolving Concerns at Beazer) Program, which provides the sole and exclusive means of resolution of all grievances, disputes and claims arising out of or relating to applications for employment, employment or termination of employment. A brochure summarizing the Program is enclosed. You may receive a detailed description of the RCB Program upon request and will also have access to the Program after your employment with Beazer Homes commences.
In anticipation of your acceptance of these terms and conditions, I would like to take this opportunity to welcome you to Beazer Homes for what I trust will be a happy and mutually rewarding relationship.
Sincerely yours,
/s/ Ian J. McCarthy
Ian J. McCarthy
President and
Chief Executive Officer
Enclosures

cc:	Fred Fratto Bob Baxter / Korn Ferry